UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                               November 30,
2020


  Via Email

  Richard B. Alsop
  Sherman & Stearling LLP
  599 Lexington Avenue
  New York, New York 10022

          Re:     Altice USA, Inc.
                  Schedule TO-I filed November 23, 2020
                  SEC File No. 5-90339

  Dear Mr. Alsop:

           The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above, focused on the matters identified in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

         Please respond to this letter promptly by filing an amendment, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Schedule TO-I     Item 10. Financial Statements

      1. We note that Altice will repurchase 21.9% of the Class A common shares if this offer is fully subscribed. Given this significant percentage of the outstanding shares, please supplementally explain your conclusion that pro forma financial statements showing the effect of the offer (if fully subscribed) are not required pursuant to Item 10 of Schedule TO and Item 1010(b) of Regulation M-A. Richard B. Alsop, Esq.
Shearman & Sterling LLP
November 30, 2020
Page 2



Offer to Purchase     Summary Term Sheet     Will the Company   s directors and
executive
officers tender shares in the Offer? Page 6

   2. The disclosure here states that executive officers and directors    may
elect to
      tender their shares in the Offer       However, on page 29 of the Offer
to Purchase,
      you state:    [O]ur officers and directors have informed us that they
will not tender
      any of their shares in the Offer.    Please revise this section,
consistent with the
      expressed intent of insiders not to tender. Rather than focusing on the possibility that these insiders will not tender as you do currently, it should reflect their stated
      intentions currently.

   3. See our last comment above. Please add a section in the Summary Term
Sheet
      discussing the possible increases in ownership percentages by Next Alt
and
      officers and directors of the Company by virtue of their stated intention not to tender into the Offer, and assuming repurchase of the maximum of
77,519,379
      Class A shares. This section should further describe the voting agreement that exists between Mr. Drahi and other insiders, and how the percentage of shares subject to that agreement will change as a result of the Offer.

Conditions to the Tender Offer, page 23

   4. Refer to the first offer condition on page 23. We note that the offer is conditioned on the Lightpath Transaction being consummated before the Expiration Time. We further note the following disclosure on page 24 of the Offer to
Purchase:
         Except for the New York State Public Service Commission approval, the Lightpath Transaction is not subject to any other conditions, but for those
      conditions that, by their terms, are to be satisfied (or waived) at the closing to the
      Lightpath Transaction.    Describe these other conditions so that
shareholders
      understand all of the conditions to which this offer is subject.

   5. Refer to the offer condition listed in the second bullet point on page
23. As
      currently drafted, the offer is conditioned on trading in securities on any national securities exchange. This condition may be missing some words or otherwise needs to be clarified. Please advise or revise.

   6. Refer to the offer condition in the fourth bullet point on page 23. You appear to be conditioning the offer on any material change in ANY exchange rate of any currency anywhere in the world. Given that there is no definition of material nor
      any link to the business of the Company or any negative impact on its operations, we believe this may raise concerns of an illusory offer under Regulation 14E.
      Please revise or advise.
 Richard B. Alsop, Esq.
Shearman & Sterling LLP
November 30, 2020
Page 3



   7. Refer to the last paragraph in this section on page 25:    Our failure at
any time to
      exercise any of the foregoing rights will not be deemed a waiver of any right and each such right will be deemed an ongoing right that may be asserted at any time
      and from time to time       If an event occurs that    triggers    an
offer condition, you
      must promptly notify shareholders whether you are waiving that condition, modifying it, or asserting it and terminating the offer. You may not wait until the
      end of the offer to assert a condition that occurred before expiration. Please revise this language accordingly.

Section 11. Interests of Directors and Executive Officers, page 28

   8. At the bottom of page 28, you state that at the minimum Final Purchase Price, you would repurchase a maximum of 77,519,379 shares. However, on the next page, where you discuss the potential increase in share ownership of Next Alt as a result of the offer, you characterize the maximum amount of shares to be purchased at the minimum Final Purchase Price as 69,444,444 shares. Please revise or advise.
      If necessary, make appropriate changes to the percentage ownership after the offer on page 29.

        We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                             Sincerely,

                                             /s/ Christina Chalk

                                             Christina Chalk
                                             Senior Special Counsel
                                             Office of Mergers and Acquisitions